

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 27, 2009

William L. Wall
Executive Vice President,
Chief Financial Officer and Secretary
First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889-2047

> **Re:** **First South Bancorp, Inc.**
> **Form 10-K/A**
> **Filed May 12, 2009**
> **File No. 000-22219**

Dear Mr. Wall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis, page 7

1.   Please tell the staff why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm

such that the targets could be excluded under Instruction 4 to Item 402(b) of
Regulation S-K, please provide a detailed supplemental analysis supporting your
conclusion. In particular, your competitive harm analysis should clearly explain
the nexus between disclosure of the performance objectives and the competitive
harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of
Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation
118.04.

2.   Please explain to the staff, with a view towards improved disclosure, how the
compensation committee determined the specific awards for each of the named
executive officers under your non-equity incentive program for 2008. Refer to
Item 402(b)(1)(v) and (b)(2)(v) of Regulation S-K.

Peer Group Analysis, page 7

3.   It appears that the company benchmarks certain elements of compensation to its
peers. Please identify the component companies that make up the compensation
peer group and the basis for selecting the peer group. In addition, please describe
how the compensation committee used comparative compensation information in
determining compensation or compensation ranges for each of the compensation
components. Please also disclose whether the compensation committee deviated
from peer group benchmarks in setting executive compensation, and if so, state
the reasons for such deviation. Revise future filings accordingly. Refer to Item
402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure
Interpretation 118.05.

Grants of Plan-Based Awards, page 11

4.   Please provide to the staff a revised "Grants of Plan-Based Awards" table
disclosing what the potential payout amounts would have been for each named
executive officer at the threshold, target and maximum levels, as applicable, at the
time the grants were made. Please revise future filings accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 22

5.   We note the disclosure on page 22 that loans to related persons were made on
substantially the same terms as those prevailing at the time for comparable
transactions with other persons. Please confirm, and revise future filings to
disclose, if accurate, that the loans were made on substantially the same terms,
including interest rates and collateral, as those prevailing at the time for
comparable loans with persons not related to the lender. Refer to Instruction 4.c.
to Item 404(a) of Regulation S-K.

Exhibits

6.   Please tell the staff why you did not file as an exhibit to the Form 10-K the Short-Term Incentive Plan for 2008. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

               *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

William L. Wall
First South Bancorp, Inc.
Page 4

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any questions.

                              Sincerely,

                              Kathryn McHale
                              Attorney-Adviser

cc: By facsimile (919) 518-2146
         Todd H. Eveson